

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 14, 2008

Ms. Brenda C. Barnes
Chief Executive Officer
Sara Lee Corporation
3500 Lacey Road
Downers Grove, IL 60515-5424

> **Re:** **Sara Lee Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2007**
> **Filed August 29, 2007**
> **Form 10-Q for the Fiscal Quarter Ended September 29, 2007**
> **Filed November 7, 2007**
> **Schedule 14A Definitive Proxy Statement Filed September 14, 2007**
> **Response Letter Dated December 21, 2007**
> **Response Letter Dated February 27, 2008**
> **File No. 001-03344**

Dear Ms. Barnes:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2007

Exhibit 13

Proceeds from the Spin Off of Hanesbrands and Restrictions on the Use of the Proceeds, page 33

1.   We note your response to prior comment number one indicating that the amounts were not contractually restricted. Rule 5-02(1) of Regulation S-X indicates that restricted amounts include not only those items legally or contractually restricted,

but also restrictions arising from company statements of intention with regard to particular deposits. As you note in the second paragraph of your response, you have disclosed the circumstances surrounding your use of the cash in question, including your intended limited use of such funds for specified purposes. In light of these circumstances and Rule 5-02(1), please explain your basis for not segregating these amounts as restricted.

If you believe these amounts are not material, please explain in detail. Refer to SAB Topic 1:M. To the extent relevant, please consider the affected line items, sub-totals and totals, both within the balance sheets and statements of cash flows, for the annual and quarterly periods during which the amounts were restricted.

Note 23 – Income Taxes, page 85

2.   In your response to our prior comment number five, we note your proposed disclosure states that reserve reversals resulted from the expiration of statutes of limitations and the completion of examinations. However, your proposed disclosure does not provide information at level of detail that enables an understanding of the underlying reason for the changes and if or how those types of changes will impact your trends. Please revisit your proposed disclosure to include information that will enable the reader to understand the underlying events through management's perspective. If the information is generally insufficient for management to obtain an understanding of the underlying issue, it is likely insufficient for the reader of the financial statements to obtain that same understanding. Information to consider for disclosure regarding material reserve reversals may include:
- the amounts of reserve releases resulting from the completion of examinations attributable to each significant jurisdiction;
- the tax year(s) for which an examination was completed and to which the reserve release relates;
- the amounts of reserve releases resulting from expiration of statutes of limitations and the nature of a reserve that would change only due to the expiration of statutes of limitations, and;
- the extent to which you expect these reversals to recur in future periods.

In responding to this comment, please provide us with a revised draft of your proposed disclosure.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief

cc: Ms. Helen N. Kaminski